EXHIBIT 2
FINANCIAL INFORMATION

Tax Return Information	Most recent fiscal year-end	Prior fiscal year-end
Total Income	$0	$0
Taxable Income	$0	$0
Total Tax	$0	$0

Craftspace, Inc. was established on January 28, 2020 and has not yet filed any tax returns.

Craftspace, Inc.

PROFIT AND LOSS
January - December 2020

	TOTAL
Income	
41000 Services	28,703.00
41100 Planning / Design Fee	3,781.50
41300 Developer / Management Fee	11,062.50
41400 Marketing Fee	2,600.00
Total 41000 Services	**46,147.00**
49000 Discounts given	-575.50
Total Income	**$45,571.50**
Cost of Goods Sold	
50000 Cost of Goods Sold	
55000 Cost of Shipping Container	2,295.00
55100 Shipping Container - 40	2,500.00
Total 55000 Cost of Shipping Container	**4,795.00**
56000 Shipping, Freight & Delivery	525.00
56100 Shipping Container - 40	350.00
56200 Shipping Container - 20	750.00
Total 56000 Shipping, Freight & Delivery	**1,625.00**
Total 50000 Cost of Goods Sold	**6,420.00**
Total Cost of Goods Sold	**$6,420.00**
GROSS PROFIT	**$39,151.50**
Expenses	
60000 Payroll Expenses	
65000 Contractors	2,196.05
65100 Architecture	33,588.75
65600 Sub-Contractor	20,764.00
Total 65000 Contractors	**56,548.80**
Total 60000 Payroll Expenses	**56,548.80**
70000 Operating Expenses	
71000 Supplies & Materials	15,065.87
72000 Office Expenses	
72400 Office Tech	3,329.68
72500 Office Supplies	44.99
72600 Internet	133.92
72800 Utilities	300.00
Total 72000 Office Expenses	**3,808.59**
73000 Travel & Entertainment	
73100 Travel	20.00
73200 Meals & Entertainment	83.38
Total 73000 Travel & Entertainment	**103.38**

Craftspace, Inc.

PROFIT AND LOSS
January - December 2020

	TOTAL
74000 Advertising & Marketing	
74400 Marketing	6,382.95
74500 Website	1,957.90
Total 74000 Advertising & Marketing	**8,340.85**
75000 Bank & Finance	
75100 Bank Charges & Fees	0.00
75200 Merchant Fee	676.74
Total 75000 Bank & Finance	**676.74**
76000 Rent & Lease	6,500.50
77000 Legal & Professional Services	
77100 Legal	1,277.00
77200 Accounting	325.00
Total 77000 Legal & Professional Services	**1,602.00**
78000 Insurance	
78100 General Liability	4,675.00
78200 Umbrella	1,223.00
Total 78000 Insurance	**5,898.00**
79000 General & Administrative	
79300 Taxes & Licenses	617.75
Total 79000 General & Administrative	**617.75**
Total 70000 Operating Expenses	**42,613.68**
Total Expenses	**$99,162.48**
NET OPERATING INCOME	$ -60,010.98
NET INCOME	$ -60,010.98

Craftspace, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Business Fundamentals Chk (4599)	0.00
10200 Business Fundamentals Checking (7701)	531.20
Total Bank Accounts	**$531.20**
Accounts Receivable	
11000 Accounts Receivable (A/R)	-750.00
Total Accounts Receivable	**$ -750.00**
Other Current Assets	
11100 Undeposited Funds	0.00
12000 Inventory Asset	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$ -218.80**
TOTAL ASSETS	**$ -218.80**

Craftspace, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	2,341.06
Total Accounts Payable	**$2,341.06**
Other Current Liabilities	
22100 Coworx Enterprises Note Payable	2,186.86
Total Other Current Liabilities	**$2,186.86**
Total Current Liabilities	**$4,527.92**
Long-Term Liabilities	
22300 Notes Payable - Gregg Howell	57,500.00
22310 Notes Payable - Bryan Kristof	950.00
22320 Notes Payable - Julia Jacobsen	1,752.48
22330 Notes Payable - J.J. Taylor, Inc.	16,000.00
Total Long-Term Liabilities	**$76,202.48**
Total Liabilities	**$80,730.40**
Equity	
31000 Owner's Capital	
31100 Owner's Capital - Gregg Howell	
31120 Owner's Sweat Equity Contribution - Gregg Howell	35,000.00
Total 31100 Owner's Capital - Gregg Howell	**35,000.00**
31200 Owner's Contributions - Ben Wilker	
31220 Owner's Sweat Equity Contribution - Ben Wilker	8,750.00
Total 31200 Owner's Contributions - Ben Wilker	**8,750.00**
31400 Owner's Contributions - Julia	
31410 Owner's Cash Contribution - Julia Jacobson	3,700.00
31420 Owner's Sweat Equity Contribution - Julia Jacobson	5,050.00
Total 31400 Owner's Contributions - Julia	**8,750.00**
31500 Owner's Contribution - Jaqueline Chase	
31520 Owner's Sweat Equity Contribution - Jaqueline Chase	8,750.00
Total 31500 Owner's Contribution - Jaqueline Chase	**8,750.00**
31600 Owner's Contribution - Randy Swartz	
31620 Owner's Sweat Equity Contribution - Randy Swartz	17,990.00
Total 31600 Owner's Contribution - Randy Swartz	**17,990.00**
31900 Sweat Equity Accrual	-75,540.00
Total 31000 Owner's Capital	**3,700.00**
34000 Prior Period Adjustments	-2,205.23
35000 Retained Earnings	-22,432.99

Craftspace, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
Net Income	-60,010.98
Total Equity	**$ -80,949.20**
TOTAL LIABILITIES AND EQUITY	**$ -218.80**

I, Gregg F. Howell, certify that:

(1) the financial statements of Craftspace, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Craftspace, Inc. included in the Form reflects accurately the information reported on the tax return for Craftspace, Inc. filed for the prior 2 fiscal years.

/s/Gregg F. Howell
[Signature]

COO
[Title]